August 31, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

        Amy C. Bruckner, Staff Accountant

Re:	Gilead Sciences, Inc.
Comment Letter Dated August 4, 2006
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
File No. 000-19731

Ladies and Gentlemen:

This letter sets forth the responses of Gilead Sciences, Inc. (“Gilead”, “we”, “our” or “us”) to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) dated August 4, 2006 (the “Comment Letter”) with respect to the above referenced Form 10-K and Form 10-Q. For your convenience, we have duplicated the comments set forth in the Comment Letter below in italics and have provided responses to each comment following the Staff’s related comment.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Estimates and Judgments

Revenue Recognition, page 32

1.	We acknowledge your revenue recognition policy as noted herein and within your “Summary of Significant Accounting Policies” in the accompanying notes to your consolidated financial statements. We believe that your disclosure related to estimates of items that reduce your gross revenue, which you specify as accruals for returns of expired products; rebate programs; and customer incentives, could be defined and improved. Please provide us with the information that follows in a disclosure-type format.

Gilead response: In response to all the matters noted in Comment 1, we have included in this letter (under the heading “Proposed Disclosure” below) revisions to the discussion of our revenue recognition critical accounting policy contained in Gilead’s Form 10-K for the year ended December 31, 2005 (“2005 Form 10-K”). We do not propose to amend such Form 10-K but propose to include substantially similar disclosure beginning with our Form 10-Q for the period ending September 30, 2006 and Form 10-K for the year ending December 31, 2006, as appropriate.

a)	Quantify each item that reduces your gross revenue for the years presented. Additionally, please outline the effect that could result from using other reasonably likely assumptions than those upon which you currently rely in estimating each product sales allowance. For example, please disclose a range of reasonably likely amounts or another type of sensitivity analysis.

Gilead response: Reductions to gross product sales for product sales allowances other than those for government rebates (i.e., those for expired product returns, distributor fees and customer incentives such as cash discounts for prompt payment) have constituted less than 5% of gross product sales in the aggregate for every period presented in our 2005 Form 10-K. Gilead does not view such revenue reductions, other than those attributable to government rebates, as being material, either individually or in the aggregate. Additionally, estimates relating to distributor fees and cash discounts, which collectively represented approximately 3% of 2005 total gross product sales, do not require significant judgment or estimation on the part of management as the rates used to compute such amounts are contractually fixed and utilization rates (i.e., the proportion of total product sales that ultimately result in an actual gross product sales deduction) have been consistent for the periods presented in our 2005 Form 10-K. As we do not anticipate any significant changes to the terms of our cash discounts, distributor fees and product returns in the foreseeable future and we anticipate that these revenue reductions will continue to constitute less than 5% of gross product sales in the aggregate, we respectfully propose to omit such detailed discussion (quantification and sensitivity analysis) for cash discounts, distributor fees and product returns from management’s discussion of critical accounting policies until such time, if ever, that these revenue reductions constitute more than 5% of total gross product sales in the aggregate in periods covered by a filing and require significant judgment and estimation on the part of management. However, we do believe that although the amounts may not be significant, either individually or in the aggregate, it is important for investors to understand the nature of these items and the factors we consider in developing our estimates. As such, we propose to expand our revenue recognition policy disclosure in Note 1 of our consolidated financial statements substantially as set forth under our “Proposed Disclosure” below, beginning with our Form 10-Q for the period ending September 30, 2006 and Form 10-K for the year ending December 31, 2006, as appropriate.

Because the revenue reduction related to government rebates constituted more than 5% of total gross product sales for each of the periods presented in our 2005 Form 10-K (i.e., 9.0%, 8.1% and 7.0% of total gross product sales for 2005, 2004 and 2003, respectively), we propose to begin quantifying this amount in the Management’s Discussion and Analysis section of our filings substantially as set forth under our “Proposed Disclosure” below, beginning with our Form 10-Q for the period ending September 30, 2006 and Form 10-K for the year ending December 31, 2006, as appropriate. In lieu of performing a sensitivity analysis, we respectfully propose to begin providing the additional disclosure regarding our government rebate amounts and year end accrual data in the Management’s Discussion and Analysis section of our filings substantially as set forth under our “Proposed Disclosure” below, beginning with our Form 10-Q for the period ending September 30, 2006 and Form 10-K for the year ending December 31, 2006, as appropriate.

b)	Expand the discussion of your use of information from external sources; that is, tell us how you analyze the inventory data that you receive from your U.S. wholesalers and third-party prescription information each period. In discussing your estimate of product returns, consider disclosing, preferably by product and in tabular format, the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period, if any.

Gilead response: As a point of clarification, prior to entering into inventory management agreements (“IMAs”) with our significant U.S. wholesalers in the second quarter of 2004, we relied on purchased third-party prescription information to gain insight into channel inventory and to derive certain of our sales allowances (i.e., government rebates and product returns). Since our entry into the IMAs, we have shifted our reliance away from third-party prescription information in favor of inventory data provided by our wholesalers under the IMAs as these agreements contractually limit our wholesalers’ inventory levels to pre-defined amounts over which we have sufficient visibility. Because we did not rely on third-party prescription information for our 2004 through 2006 product sales allowances, and because the product sales allowances information related to 2003 which relied on purchased third-party prescription information will not be included in our Form 10-K for the year ending December 31, 2006, we propose to delete the reference to our use of third-party prescription data in our Form 10-K for the year ending December 31, 2006 substantially as set forth under our “Proposed Disclosure” in Management’s Discussion and Analysis below.

In respect of the detailed product returns data requested, as noted in our response to 1(a) above, because our sales allowance for expired product returns (which represented less than 0.5% of 2005 total gross product sales) has not been material historically, we respectfully propose to exclude product returns from our critical accounting policies discussion.

c)	If applicable, discuss any shipments made as a result of incentives and/or in excess of your customers’ inventory levels in the ordinary course of business, in particular as they pertain to your rebate reserves and accruals and wholesaler inventory management agreements, which are inherently affected by the underlying product sales volumes and growth. Please also discuss your revenue recognition policy for such shipments.

Gilead response: Outside of a customary 2% cash discount that we provide to our customers for prompt payment, the only other incentive that we provide is a discount to our customers upon the launch of any new products. Such launch incentives, which are offered to allow our wholesalers to adequately stock for a new product launch, have historically (1) represented less than 0.5% of total gross product sales within a given product launch year, (2) been extended over the initial one-month launch period, and (3) been offered at the beginning of a quarter. In offering such launch incentives, we take into account the requirements related to inventory levels set forth in the IMAs that our major U.S. wholesalers are required to comply with, and have monitored such compliance during product launch periods through the inventory data provided by our wholesalers under the IMAs. Shipments of product made which are subject to launch incentives follow our normal revenue recognition policy and practices. Because these incentives do not require significant estimation or judgment on the part of management and because they have not been material historically, as discussed in our response to 1(a) above, we respectfully propose to exclude additional disclosure regarding these incentives from our critical accounting policies discussion.

d)	Please disaggregate the roll-forward information presented in Schedule II to your consolidated financial statements for each item that reduces your gross revenue as of and for the financial statement periods presented, to quantify the following:

•	the current provision related to sales made in the current period;

•	the current provision related to sales made in prior periods;

•	actual returns or credits in the current period related to sales made in the current period; and

•	actual returns of credits in the current period related to sales made in prior periods.

Gilead response: As noted in our response to 1(a) above, we believe that with respect to all of the items that we deduct from gross product sales, only those accruals and allowances related to our government rebates are material and as such, we have proposed to disclose our period end accruals and allowances substantially as set forth under our “Proposed Disclosure” in Management’s Discussion and Analysis below. In respect of providing the requested disaggregated roll-forward information presented in Schedule II, we respectfully propose to omit this information because (1) we will be enhancing our critical accounting policy disclosures with information related to our government rebates which represents the only revenue reduction that is material and that involves significant management judgment (see “Proposed Disclosure” in Management’s Discussion and Analysis as outlined below), and (2) the other components of our accounts receivable allowances in Schedule II have historically been very predictable and do not require significant management judgment.

e)	Finally, include information regarding the amount of and reason for period to period fluctuations within your statement of operations with respect to each item that reduces your gross revenue for the periods presented. Please also address the effect that changes in your estimates with respect to each of these items had on your revenues and operations for the applicable periods.

Gilead response: As noted in our response to 1(a) above, we believe that with respect to all of the items that we deduct from gross product sales, only those accruals and allowances related to our government rebates are material. For the periods reviewed by the Staff, the revenue reduction related to government rebates, as a percentage of total gross product sales, remained materially consistent period to period and thus no disclosures were made regarding period to period fluctuations. For example, government rebates represented 9%, 8% and 7% of total gross product sales for the fiscal years 2005, 2004 and 2003, respectively. Although these circumstances are rare, in any period where these percentages have changed materially, Gilead has expanded its disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations, for example as was done on page 19 in our Form 10-Q for the period ended June 30, 2006 in relation to the impact of Medicare Part D on our sales allowance for government rebate programs.

Proposed Disclosure:

With respect to Comment 1, we propose to make the following disclosure changes to the “Revenue Recognition” section in Critical Accounting Policies, Estimates and Judgments (refer to pages 32-33 of our 2005 Form 10-K) and to Note 1, “Organization and Summary of Significant Accounting Policies” of our consolidated financial statements (refer to page 64 of our 2005 Form 10-K) beginning with our Form 10-Q for the period ending September 30, 2006 and Form 10-K for the year ending December 31, 2006, as appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies, Estimates and Judgments

Revenue Recognition

Product Sales

We recognize revenues from product sales when there is persuasive evidence an arrangement exists, delivery to the customer has occurred, the price is fixed or determinable and collectibility is reasonably assured. We record estimated reductions to revenues for government rebates such as Medicaid reimbursements, customer incentives such as cash discounts for prompt payment, distributor fees, and expected returns of expired products. These estimates are deducted from gross product sales at the time such revenues are recognized. Of these reductions from gross product sales, government rebates significantly impact our reported net product sales and are based upon certain estimates that require complex and significant management judgments.

Government Rebates

We estimate amounts payable by us to government-managed Medicaid programs as well as to certain other qualifying federal and state government programs for the reimbursement of portions of the retail price of prescriptions filled that are covered by these programs. Government rebates that are invoiced directly to us are recorded in other accrued liabilities in our consolidated balance sheets. For qualified programs that can purchase our products through wholesalers at a lower contractual government price, the wholesalers charge back to us the difference between their acquisition cost and the lower price, which we record as allowances against accounts receivable. We estimate these sales allowances based on contractual terms, historical utilization rates, any new information regarding changes in these programs’ regulations and guidelines that would impact the amount of the actual rebates, our expectations regarding future utilization rates for these programs, and channel inventory data as obtained from our major U.S. wholesalers in accordance with our inventory management agreements. During 2005, 2004 and 2003, $184.8 million, $113.0 million and $64.5 million, respectively, representing 9.0%, 8.1% and 7.0% of total gross product sales, respectively, were deducted from gross product sales for government rebates. Actual government rebates for these periods have varied by less than 3% from our estimates recorded in those periods. As of December 31, 2005 and 2004, we had accrued government rebates of $63.4 million and $37.1 million, respectively, in other accrued liabilities and allowances of $7.8 million and $3.4 million, respectively, recorded against accounts receivable.

Contract Revenue

Contract revenue for research and development is recorded as performance occurs and the earnings process is completed based on the performance requirements of the contract. Nonrefundable contract fees for which no further performance obligations exist, and where there is no continuing involvement by Gilead, are recognized on the earlier to occur of when the payments are received and when collection is reasonably assured.

Revenue from non-refundable up-front license fees and milestone payments where we continue to have involvement, such as through a development collaboration or an obligation to supply product, are recognized as performance occurs and our obligations are completed. In accordance with the specific terms of Gilead’s obligations under these types of arrangements, revenues are recognized as the obligation is fulfilled or ratably over the development or manufacturing period. Revenues associated with substantive at-risk milestones are recognized based upon the achievement of the milestones as defined in the respective agreements. Advance payments received in excess of amounts earned are classified as deferred revenue.

Exhibits and Financial Statement Schedules

Note 1 to Consolidated Financial Statements – Organization and Summary of Significant Accounting Policies

Revenue Recognition

Product Sales

We recognize revenue from product sales when there is persuasive evidence an arrangement exists, delivery to the customer has occurred, the price is fixed or determinable and collectibility is reasonably assured. Upon recognition of revenue from product sales, provisions are made for government rebates, customer incentives such as cash discounts for prompt payment, certain distributor fees and estimated future returns of products that may expire.

Items Deducted from Gross Product Sales

Government Rebates

We estimate amounts payable by us to government-managed Medicaid programs as well as to certain other qualifying federal and state government programs based on contractual terms, historical utilization rates, any new information regarding changes in these programs’ regulations and guidelines that would impact the amount of the actual rebates, our expectations regarding future utilization rates for these programs and channel inventory data as obtained from our major U.S. wholesalers in accordance with our inventory management agreements. Government rebates that are invoiced directly to us are recorded in other accrued liabilities in our consolidated balance sheets. For qualified programs that can purchase our products through wholesalers at a lower contractual government price, the wholesalers charge back to us the difference between their acquisition cost and the lower price, which we record as allowances against accounts receivable.

Cash Discounts

We estimate cash discounts based on contractual terms, historical utilization rates and our expectations regarding future utilization rates.

Distributor Fees

Under our inventory management agreements with our significant U.S. wholesalers, we pay the wholesalers a fee primarily for the compliance of certain contractually-determined covenants such as the maintenance of agreed-upon inventory levels. These distributor fees are based on a contractually-determined fixed percentage of sales.

Product Returns

We do not provide our customers with a general right of product return but permit returns if the product is damaged or defective when received by the customer, or if the product in the Unites States has expired. We will accept product returns in the United States that have expired for one year after their expiration. Our estimates for expected returns of expired products are based primarily on an on-going analysis of historical return patterns.

Contract Revenue

Contract revenue for research and development is recorded as performance occurs and the earnings process is completed based on the performance requirements of the contract. Nonrefundable contract fees for which no further performance obligations exist, and where there is no continuing involvement by Gilead, are recognized on the earlier to occur of when the payments are received or when collection is reasonably assured.

Revenue from non-refundable up-front license fees and milestone payments where we continue to have involvement such as through a development collaboration or an obligation to supply product is recognized as performance occurs and our obligations are completed. In accordance with the specific terms of Gilead’s obligations under these types of arrangements, revenue is recognized as the obligation is fulfilled or ratably over the development or manufacturing period. Revenue associated with substantive at-risk milestones is recognized based upon the achievement of the milestones as defined in the respective agreements. Advance payments received in excess of amounts earned are classified as deferred revenue.

Royalty Revenue

Royalty revenue from sales of AmBisome is recognized in the month following that in which the corresponding sales occur. Royalty revenue from sales of our other products is recognized when received, which is in the quarter following the quarter in which the corresponding sales occur.

Prepaid Royalties, page 33

2.	So that a reader can understand the significance of your prepaid royalty expenses, please provide us with the following information, in a disclosure-type format, for December 31, 2005 and June 30, 2006:

•	the amount of the prepaid royalty asset and the amount of related amortization expense that you recorded for each period presented;

•	the range of reasonably likely amounts of future amortization related to your prepaid royalty asset or some other type of sensitivity analysis; and

•	how you derived the discount in arriving at the initial present value of the prepaid royalty asset.

Gilead Response: In response to the Staff’s comment, we have included in this letter (under the heading “Proposed Disclosure” below) revisions to the discussion of our prepaid royalties contained in our 2005 Form 10-K, currently on file with the Commission. We do not propose to amend such Form 10-K but propose to include substantially similar disclosure beginning with our Form 10-Q for the period ending September 30, 2006 and Form 10-K for the year ending December 31, 2006, as appropriate.

Proposed Disclosure:

With respect to Comment 2, we propose to make the following disclosure changes to the “Prepaid Royalties” section in Critical Accounting Policies, Estimates and Judgments (refer to page 33 of our 2005 Form 10-K) beginning with our Form 10-Q for the period ending September 30, 2006 and/or Form 10-K for the year ending December 31, 2006, as appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies, Estimates and Judgments

For the year ended December 31, 2005

Prepaid Royalties

We capitalize royalties that we have prepaid at cost, specifically those related to the emtricitabine royalties we paid to Emory for the HIV indication, based on the present value of the future royalty obligation that we would expect to pay to Emory assuming certain expected levels of our product sales incorporating the emtricitabine technology. The present value of our future royalty obligation was derived using our weighted average cost of capital. We review at least annually, the expected future sales levels of our products and any indicators that might require a write-down in the net recoverable value of our asset or a change in the estimated life of the prepaid royalty. We amortize our prepaid royalties based on an effective royalty rate that we derive from forecasted HIV product sales incorporating emtricitabine. Our product sales forecasts are prepared annually and determined using our best estimates of future activity. For the year ended December 31, 2005, a 10% fluctuation in our 2005 forecasted product sales incorporating emtricitabine, would have resulted in a change in amortization expense of approximately 1.5%. If a previously unanticipated and significant change occurs to our sales forecasts, including the introduction of a competing product by us or one of our competitors into the same HIV market as emtricitabine, we would prospectively update the royalty rate used to amortize our prepaid royalties which may increase future royalty expense. We review our royalty rate at least annually and would adjust the rate based on any significant new facts or circumstances that may arise. As of December 31, 2005, we had a prepaid royalty asset of $335.1 million. Amortization expense relating to this prepaid royalty asset was $6.2 million for the year ended December 31, 2005.

For the three and six months ended June 30, 2006

Prepaid Royalties

We capitalize royalties that we have prepaid at cost, specifically those related to the emtricitabine royalties we paid to Emory for the HIV indication, based on the present value of the future royalty obligation that we would expect to pay to Emory assuming certain expected levels of our product sales incorporating the emtricitabine technology. The present value of our future royalty obligation was derived using our weighted average cost of capital. We review at least annually, the expected future sales levels of our products and any indicators that might require a write-down in the net recoverable value of our asset or a change in the estimated life of the prepaid royalty. We amortize our prepaid royalties based on an effective royalty rate that we derive from forecasted HIV product sales incorporating emtricitabine. Our product sales forecasts are prepared annually and determined using our best estimates of future activity. For the three and six months ended June 30, 2006, a 10% fluctuation in our 2006 forecasted product sales incorporating emtricitabine, would have resulted in a change in amortization expense of approximately 2.0%. If a previously unanticipated and significant change occurs to our sales forecasts, including the introduction of a competing product by us or one of our competitors into the same HIV market as emtricitabine, we would prospectively update the royalty rate used to amortize our prepaid royalties which may increase future royalty expense. We review our royalty rate at least annually and would adjust the rate based on any significant new facts or circumstances that may arise. As of June 30, 2006, we had a prepaid royalty asset of $326.3 million. Amortization expense relating to this prepaid royalty asset was $4.8 million and $8.8 million for the three and six months ended June 30, 2006.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Notes to Condensed Consolidated Financial Statements

12. Subsequent Events

Convertible Senior Notes, page 15

3.	Please provide us with your analysis of whether the 16.9 million warrants issued pursuant to your April 2006 convertible senior notes transaction meet the definition of a derivative instrument under SFAS No.133, paragraph 6, as you have indicated that you will record the net cost of this transaction within stockholders’ equity. In so doing, please also provide us with a corresponding point-by-point analysis of whether the warrants meet all of the criteria outlined in paragraphs 12-32 of EITF No.00-19 in order to qualify for the paragraph 11a.) scope exception under SFAS No. 133 and ultimately reside in equity.

Gilead Response: Paragraph 11(a) of SFAS No. 133 states that notwithstanding the conditions of paragraphs 6-10 of SFAS No. 133, contracts issued or held by an entity that are both (1) indexed to the entity’s own stock and (2) classified in stockholders’ equity in its statement of financial position will not be considered to be derivative instruments under SFAS No. 133. We determined that the 16.9 million warrants that we issued met the criteria for the paragraph 11(a) scope exception as follows:

(1) The warrants meet the first condition of paragraph 11(a) because they are solely indexed to our own stock. Additionally, we determined that EITF No. 01-6 was not applicable to the warrants because EITF No. 01-6 only applies to instruments that are indexed to an issuer’s own stock that have one or more settlement contingencies, and the counterparty’s ability to exercise the warrants is not based on any contingencies.

(2) With respect to the second condition of paragraph 11(a), we performed a detailed analysis to determine that the warrants met all of the criteria within paragraphs 12-32 of EITF No. 00-19 and qualify for equity classification. Our analysis of whether the warrants met all of the criteria outlined in paragraphs 12-32 of EITF No. 00-19 is provided below.

Paragraphs 12 to 18: The contract permits the Company to settle in unregistered shares.

The terms of the warrants allow for settlement of the contract in cash or net shares (net physical settlement) at our option. We are permitted to settle the contract using registered or unregistered shares. If we settle the contract in unregistered shares, the value of those shares will be determined by the counterparty using commercially reasonable means to reflect the difference in fair values between registered and unregistered shares. The warrant confirmations state that the value of the unregistered shares will be discounted to reflect their market value or the cost to the counterparty of trading our shares in order to close out its hedge position, if any, and both would be calculated in a commercially reasonable manner. This discounting may result in a larger number of unregistered shares needed to settle the contract (than if registered shares were being used), but the maximum number of shares delivered at any time may not exceed 105% of the underlying share amount. Although settlement in unregistered shares may be subject to a discount, it is acceptable under EITF No. 00-19 because it would be done in a commercially reasonable manner.

The counterparty has the right to sell any unregistered shares received from us and would be able to receive an additional top-off amount (in shares) if sales proceeds from selling the unregistered shares are insufficient to provide the counterparty with full return of the amount due.

Paragraph 19: The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

As of June 30, 2006, we had approximately 854.3 million of authorized and unissued shares available. Our commitments that may require the issuance of additional common stock include: (1) the convertible notes in this transaction, which could result in a maximum of 20.0 million potentially issuable shares; (2) an amount reserved for issuance under our stock option plan and employee stock purchase plan of approximately 72.5 million shares; and (3) shares issuable to settle the warrants. As specified in the warrants, the maximum number of shares that may be delivered by us to settle the warrants may not exceed 17.8 million shares, which represents 105% of the underlying share amount and is defined as the “Maximum Deliverable Share Amount.” We would have sufficient authorized and unissued shares to cover the Maximum Deliverable Share Amount even after considering the other potentially share-settled commitments noted above. We will monitor our pool of authorized and unissued shares as future transactions that may require share settlement occur, to ensure that we continue to meet the EITF No. 00-19 condition for having sufficient authorized and unissued shares.

Paragraphs 20 to 24: The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

The warrants state that the maximum number of shares that may be delivered by us upon settlement of the warrants shall not exceed the Maximum Deliverable Share Amount or 17.8 million shares.

Paragraph 25: There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.

There are no such cash payments outlined in the warrants.

Paragraph 26: There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

The terms of the warrants provide for a top-off adjustment in the event we settle the contract in unregistered shares, those shares are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due. In such event, we would deliver additional shares to the counterparty until the proceeds from the sale of the additional shares by the counterparty covers the full amount due under the contract. However, we would never be obligated to deliver a number of shares greater than the Maximum Deliverable Share Amount stated in the contract. There is no requirement to cash-settle the top-off provision under any circumstances. Therefore, this criterion is met because although there is a top-off provision, it must be settled through the issuance of shares and not in cash.

Paragraphs 27 to 28: The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

There are no circumstances under which net-cash settlement would be required.

Paragraphs 29 to 31: There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

There are no such provisions outlined in the warrants. The warrants affirmatively state that in the event we were to go into bankruptcy, the counterparty’s rights shall not exceed those rights held by common stockholders.

Paragraph 32: There is no requirement in the contract to post collateral at any point or for any reason.

The warrants affirmatively state that no collateral is required for this contract.

Based on the foregoing, we concluded that the 16.9 million warrants that we issued met the criteria set forth in paragraphs 12-32 of EITF No. 00-19 and therefore qualified for the scope exception under paragraph 11(a) of SFAS No. 133. Accordingly, we have classified the warrants as an equity instrument in our condensed consolidated balance sheet at June 30, 2006.

In addition, at the Staff’s request, Gilead acknowledges:

•	Gilead is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Gilead may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 650-522-5756 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ John F. Milligan
John F. Milligan
Executive Vice President and Chief Financial Officer